Exhibit 99.2

Curaleaf Announces Receipt of Conditional
Approval to List Subordinate Voting Shares on the TSX

NEW YORK, (December 7, 2023) – Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it has received conditional approval from the Toronto Stock Exchange (the “TSX”) to list its subordinate voting shares (the “Shares”) on the TSX (the “TSX Listing”).

“We are excited to announce that Curaleaf has received conditional approval to join the Toronto Stock Exchange," said Executive Chairman Boris Jordan. "We are now one step closer to accessing an even broader set of global institutional investors than we currently have, alongside the capital and increased liquidity that comes with listing on a major exchange such as the TSX.”

Final approval of the TSX Listing is subject to the Company meeting certain customary conditions required by the TSX. The Company will issue a press release once such TSX listing conditions are satisfied and the TSX confirms the date that trading of the Subordinate Voting Shares will commence on the TSX.

In connection with the TSX Listing, the Company intends to submit a request to voluntarily delist (the “CSE Delisting”) its Shares from the Canadian Securities Exchange (the “CSE”). The CSE Delisting is expected to be effective on or shortly after the date the Shares commence trading on the TSX.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf brands are sold in 17 states with operations encompassing 147 dispensaries and employing more than 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws (collectively, "forward-looking statements"). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management's current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "assumptions", "assumes", "guidance", "outlook", "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this news release as well as statements regarding the Company's intention and timing to complete the TSX Listing and the CSE Delisting; the Company’s ability to satisfy all listing and regulatory requirements of the TSX and obtain TSX final approval for the TSX Listing; and anticipated benefits to the Company from the TSX Listing including the increased market liquidity are forward-looking statements. These forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations.

Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to the TSX Listing set forth in the prospectus supplement of the Company dated September 28, 2023 to the short form base shelf prospectus of the Company dated December 30, 2022, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca; risks and uncertainties related to the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the U.S. federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including risk of legal, regulatory or political change; general regulatory and licensing risks;; liquidity; as well as those risk factors discussed under "Risk Factors" in the Company's Annual Information Form dated May 1, 2023 for the fiscal year ended December 31, 2022, and additional risks described in the Company's Annual Management's Discussion and Analysis for the year ended December 31, 2022 (both of which documents have been filed on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. There is no guarantee the Company will complete the TSX Listing as currently proposed, which remain subject to certain closing conditions, including the Company meeting the listing conditions and requirements of the TSX. In anticipation of and pursuant to the TSX Listing, the Company expect to need to reorganize its U.S.-based operations and will be subject to significant restrictions on the conduct of the U.S.-based operations of the Company, which such restrictions could have a material adverse effect on the Company, its business and its results of operation.

The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this news release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com